EXHIBIT 21

SUBSIDIARIES OF SPARTAN MOTORS, INC.
Name of Subsidiary	Jurisdiction of Incorporation

Spartan Motors Chassis, Inc.	Michigan, United States

Crimson Fire, Inc.*	South Dakota, United States

Road Rescue, Inc.	South Carolina, United States

Crimson Fire Aerials, Inc.	Pennsylvania, United States

*Formerly also did business under the names Luverne Fire Apparatus Co., Ltd. and Quality Manufacturing Inc.